Gina McNamara

EXPERIENCED FINANCE PROFESSIONAL
CONTROLLER, ACCOUNTING MANAGEMENT, COLLABERATIVE LEADERSHIP

PROFILE & VALUE

Effective and Accountable in High-Profile Roles – Strong work ethic and irreproachable integrity. Able to overcome complex challenges using initiative, experience and collaboration. Respected leader who stresses empowerment and accountability. Committed to constant improvement in processes and performance.

Meaningful Analysis and Reporting – A team player with overall business performance as the primary driver of all decisions. Consistent record of delivering excellent results with limited resources.

Develop Long-Lasting Business Relationships – Track record developing and nurturing cross-functional relationships in large organizations and outside support groups including banking, insurance and external audit teams. Team problem solving in diverse environments.

Respect and Leverage Human Capital – Motivate, mentor and lead talented professionals. Live the culture and lead by example. Effective in a collaborative environment using interactive and motivational leadership that spurs people to give maximum effort.

Broad Spectrum of Accounting Skills – Specific areas of expertise include general and cost accounting, planning and reporting, GL management, AP, AR, payroll, inventory control and capitalized variance planning and control.

QUALIFICATIONS & EXPERTISE

Team Building and Performance Excellence

Standard, Job, Average, Project and Activity Based Costing

Government Grant Administration

P&L Responsibility, Revenue Recognition Standards, Project Management, Cash Management, Financial Reporting, S&OP, Forecasting, Budgeting, Variance Analysis, Inventory Control, Reserve Management

Root Cause Analyses and Process Improvement, GAAP Compliance, Lean Methodologies, Best Practices, CoPQ, Continuous Quality Improvement, JIT

Systems Planning & Implementation, ERP Implementation, Plant & Facilities Planning, Supplier Relations, Offshore Manufacturing

Microsoft Office, SAP, Cognos, Microsoft Project, ProContractor, Concur, Hyperion, Platinum, Great Plains, CICS, QAD, Dynamics, Crystal Reports, Timberline, Sage, QuickBooks, QSI Medical, Various Homegrown Systems

FINANCIAL LEADERSHIP

- Managed daily operation of financial groups within multi-national manufacturing companies including budgeting, analysis, reporting, cost accounting, inventory control, global re-cost, general accounting, supply chain, and cash management.
- Developed cost models, forecasting tools, margin analysis tools, capitalized variance tools, benchmarking procedures and inventory control processes.
- Finance lead of SAP implementation for $250M multi-national manufacturing organization.
- Ensured compliance with GAAP, loan covenants, and Sarbanes-Oxley and provided financial analytics for reporting to regulatory agencies.
- Designed and implemented financial systems simplifying accounting functions with practical, no-nonsense systems and introducing management tools for accurate assessment of trends, opportunities and weaknesses.
- Negotiated contracts, leases, build-outs and vendor agreements.

PROFESSIONAL EXPERIENCE

Advanced Brain Monitoring, Carlsbad, CA — **2019-Present**

VP, Finance

- Manage all administrative functions for a $5MM medical device and research company including financial management, accounting, human resources, facilities, grant funding and administration and procurement
- Developed financial tools and reports to support the sale of the organization
- Administered budgeting and manpower assessments for local and Serbian software development house
- Overhauled human resources to align with best practice and legal standards

PrimeCo, Oceanside, CA — **2017-2019**

Controller

- Manage all accounting functions for a $20MM contracting company including cash management, banking relation, GL management and tax requirements
- Hired, trained and managed all accounting personnel for AP, AR, payroll and purchasing functions
- Developed, documented and implemented processes for payroll, job costing, invoice-to-cash, margin analysis, departmental expense reporting and KPI's by marrying Viewpoint with Power BI and Excel Power Query
- Lead Kaizen to map and improve the project contract-to-completion life cycle to optimize profitable growth
- Administered the budgeting process and developed monthly variance analyses models for both operations and G&A
- Developed forecasting models using backlog, pipeline and manpower

TE Connectivity, Oceanside, CA **2012-2017**

Acting Plant Controller, Cost Accounting Manager

- Managed financial reporting and standards, including revenue and cost, for multi-national manufacturing organization
- Designed and contracted the development of standardized BOM system using industry standard off-the-shelf tools reducing average costing time by 8 hours
- Division lead for annual global re-cost for $12B corporation
- Served as finance lead for SAP project. Drove process development, developed all scripts, coordinated training and managed data integrity.
- Created forecasting model for three plants in two countries building 450K discrete parts including capitalized variance, inventory shrinkage and E&O
- Designed and implemented precious metals control and handling process for $18M in annual gold transactions with less than .2% error
- Served on kaizen teams for receiving, sub-contractor management, MRB and RMA; all resulting in measurable annual cost savings
- Reengineered capacity requirement planning tools to incorporate simulated demand plan in addition to MRP, improving forecast accuracy
- Pioneered Inclusion and Diversity program providing the blueprint for the entire $12B corporation. Implemented access to training and advanced education for all employees. Spearheaded employee "Voice of the Customer" program

EcoDog, Inc., San Diego, CA **2006-2012**

Co-Founder and Financial Controller

- Founder and team member of start-up manufacturing company with disruptive technology in the green sector
- Developed all financial systems, processes and controls on a shoestring
- Managed investor relations and banking partnerships
- Provided all accounting services, GL, AP, AR, payroll, costing, MRP, inventory control, budgeting, and cash management
- Grew the company to 10 employees with over 100 installations in 12 states with no institutional funding

GH Capital, San Diego, CA **2005-2006**

Project Controller

- Developed complete 5 year financial plan
- Created operating plan for retail operation
- Designed MRP system for development company
- Standardized costing models for development projects

KSL Development Company, San Diego, CA **2002-2005**

Project Controller

- Developed fully integrated costing model for resort redevelopment including 450 guest rooms, three restaurants, spa, two ballrooms, meeting spaces, four pools, golf course, tennis pavilion and all public spaces
- Managed all project cost controls, inventory management and budgeting for $120 million renovation project
- Designed and implemented custom MRP System with purchasing and inventory controls, cost tracking and analysis, and scheduling
- Developed inventory disbursements system controlling in excess of $40 million in inventory with less than .05% shrinkage
- Refined and negotiated contracts with subcontractors, consultants & suppliers resulting in a quality product at or below budget

Trace Holdings, LLC, Arlington, WA **1998-2000**

Corporate Controller

- Initiated Operations Redesign Task Force resulting in overall improvement in productivity and on time delivery
- Developed structured cost accounting processes and standard cost system to support company objective of profit maximization
- Developed reporting and budgeting systems to support operations and improve monthly results reporting from 27 to 7 days
- Standardized BOM system improving manufacturing variances by 22%
- Improved DSO by 35% and inventory turns by 3 days

Exide Electronics, San Diego, CA **1990-1998**

Cost Accounting Manager, Assistant Controller

- Managed cost accounting for $500M international electronics company
- Developed multi-national revenue recognition standards across four plants in three countries
- Implemented activity-based costing, improved CMR by 22% and inventory turns by 5 days, reduced inventory shrinkage by 7%
- Provided leadership through two acquisitions

Education

San Diego State University – Bachelor of Science, Business Administration, Finance
Passed California CPA Exam